United States securities and exchange commission logo





                             October 19, 2020

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street     Unit 2
       San Diego, California 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2020
                                                            File No. 333-249308

       Dear Ms. Cope:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that your Form S-1 File No. 333-210419 registering 7,355,000 shares of common stock was declared
effective on September 27, 2016. We note that in your registration statement you undertook
to file post effective amendments in order to update your
                                                        prospectus pursuant to
Section 10(a)(3) of the Securities Act of 1933. However, we note that you have not filed
any post-effective amendments to that registration statement.
                                                        Please provide us with
a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of
1933 for offers and sales made under the registration statement since
                                                        September 2016. Please
also tell us whether any offers or sales were made pursuant to the registration statement,
including the aggregate number of shares sold, and the time period of such offers and
sales.
 Suzanne Cope
FirstName LastNameSuzanne Cope
Deseo Swimwear   Inc.
Comapany
October 19,NameDeseo
            2020      Swimwear Inc.
October
Page 2 19, 2020 Page 2
FirstName LastName
2. Because you are a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869
         (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information)
         has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales
         are designed to create a market in the company   s securities.
Accordingly, please revise
         your prospectus as follows:
             Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the market offering under Rule 415(a)(4) as it does not meet the requirements of Rule
              415(a)(1)(x).
             Please revise your disclosure to identify your selling shareholders as underwriters on the prospectus cover page.
             Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss the resale limitations imposed by Rule 144(i)
              due to your shell company status.
3. We note that your shares are quoted on the OTC Pink marketplace. Please note that an at-
         the-market resale offering under Rule 415 is not available for registrants quoted on the
         OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. Please make the appropriate revisions on the front cover page of the prospectus and plan of distribution section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Suzanne Cope
Deseo Swimwear Inc.
October 19, 2020
Page 3

      Please contact at Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay
Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



FirstName LastNameSuzanne Cope                          Sincerely,
Comapany NameDeseo Swimwear Inc.
                                                        Division of Corporation
Finance
October 19, 2020 Page 3                                 Office of Manufacturing
FirstName LastName